SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

March 13, 2011

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications announces the appointment of Mr. Offer Peri as CEO of 012 Smile

PARTNER COMMUNICATIONS ANNOUNCES
THE APPOINTMENT OF MR. OFFER PERI AS CEO OF
012 SMILE

ROSH HA'AYIN, ISRAEL, March 13, 2011 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces the appointment of Mr. Offer Peri as Chief Executive Officer of 012 Smile Telecom Ltd. ("012 Smile") as of April 1, 2011.

Mr. Offer Peri will replace Ms. Stella Handler, 012 Smile’s incumbent CEO.

Mr. Offer Peri has served in a number of positions in telecommunication companies and was responsible for corporate development in the Bezeq Group and also served as Chief Executive Officer of Bezeqcall Communications Ltd., a company which provided services and overall solutions for the business segment.

Mr. Offer Peri holds an M.B.A degree and a bachelor's degree in Business Administration and Social Sciences from the Hebrew University of Jerusalem.

Mr. Yacov Gelbard, Partner's CEO and 012 Smile's Chairman of the Board of Directors, thanked Ms. Stella Handler for her unrivalled contribution to 012 Smile's success. During her tenure, 012 Smile achieved a remarkable operational and financial performance and became a leading company in the internet, international long distance and local telecommunications fixed-line arena in Israel.  Mr. Yacov Gelbard wished Ms. Stella Handler well in her new endeavors.

Commenting on the appointment of Mr. Offer Peri, Mr. Yacov Gelbard, said: "I am certain that the combination of Mr. Offer Peri's rich and comprehensive managerial experience, mainly in the telecommunications area, will, in combination with the assets that have been built at 012 Smile over the years, bring 012 Smile to new heights and will strengthen the Partner telecommunication group."

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in two major domains of activity in addition to its holding in Partner: (1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the major cellular operators in Israel (2) management of its financial assets.
For more information about Scailex, see http://www.scailex.com
For more information about Partner, see http://www.orange.co.il/investor_site

About 012 Smile Telecom Ltd.
012 Smile is a wholly owned subsidiary of Partner Communications which provides international long distance services, internet services and local telecommunication fixed-line services (including telephony services using VOB) under the 012 Smile brand. The completion of the purchase of 012 Smile by Partner Communications took place on March 3, 2011. For further details see the press release dated March 3, 2011.

Contacts:

Mr. Emanuel Avner Chief Financial Officer Tel: +972-54-7814951 Fax: +972-54-7815961 E-mail: emanuel.avner@orange.co.il

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Emanuel Avner
Name: Emanuel Avner
Title: Chief Financial Officer

    Dated: March 13, 2011